EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made and entered into as of this 1st day of January 2018 (the “Effective Date”), by and between BitFrontier Capital Holdings, Inc. f/k/a Purio, Inc., a Wyoming corporation (the “Corporation”), and Spencer B. Payne (the “Executive”), under the following circumstances:

RECITALS:

A.The Corporation desires to secure the services of the Executive upon the terms and conditions hereinafter set forth; and

B.The Executive desires to render services to the Corporation upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, the parties mutually agree as follows:

1.Employment. The Corporation hereby employs the Executive and the Executive hereby accepts employment as an executive of the Corporation, subject to the terms and conditions set forth in this Agreement.

2.Duties. The Executive shall serve as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Corporation, with such duties, responsibilities and authority as are commensurate and consistent with his position, as may be, from time to time, assigned to him by the Board of Directors (the “Board”) of the Corporation. The Executive shall report directly to the Board. During the Term (as defined in Section 3), the Executive shall devote his full business time and efforts to the performance of his duties hereunder unless otherwise authorized by the Board. Notwithstanding the foregoing, the expenditure of reasonable amounts of time by the Executive for the making of passive personal investments, the conduct of business affairs and charitable and professional activities shall be allowed, provided such activities do not materially interfere with the services required to be rendered to the Corporation hereunder and do not violate the restrictive covenants set forth in Section 9 below.

3.Term of Employment. The term of the Executive’s employment hereunder, unless sooner terminated as provided herein (the “Initial Term”), shall be for a period of two (2) years commencing on the Effective Date. The term of this Agreement shall automatically be extended for additional terms of one (1) year each (each a “Renewal Term”) unless either party gives prior written notice of non-renewal to the other party no later than sixty (60) days prior to the expiration of the Initial Term (“Non-Renewal Notice”), or the then current Renewal Term, as the case may be. For purposes of this Agreement, the Initial Term and any Renewal Term are hereinafter collectively referred to as the “Term.”

4.Compensation of Executive.

a)The Corporation shall pay the Executive as compensation for his services hereunder, in equal bi-weekly installments during the Term, the sum of $100,000 (the “Base Salary”), less such deductions as shall be required to be withheld by applicable law and regulations. The Corporation shall review the Base Salary on an annual basis and has the right but not the obligation to increase it.

b)In addition to the Base Salary set forth in Section 4(a), the Executive shall be entitled to receive an annual cash bonus in an amount equal to up to one hundred percent (100%) of his then-current Base Salary if the Corporation meets or exceeds criteria adopted by the Compensation Committee of the Board of Directors (the “Compensation Committee”) for earning Bonuses which shall be adopted by the Compensation Committee annually.  Bonuses shall be paid by the Corporation to the Executive promptly after determination that the relevant targets have been met, it being understood that the attainment of any financial targets associated with any bonus shall not be determined until following the completion of the Corporation’s annual audit and public announcement of such results and shall be paid promptly following the Corporation’s announcement of earnings.

c)Equity Awards.  Executive shall be eligible for such grants of awards under stock option or other equity incentive plans of the Corporation adopted by the Board and approved by the Corporation’s stockholders (or any successor or replacement plan adopted by the Board and approved by the Corporation’s stockholders) (the “Plan”) as the Compensation Committee of the Corporation may from time to time determine (the “Share Awards”).  Share Awards shall be subject to the applicable Plan terms and conditions, provided, however, that Share Awards shall be subject to any additional terms and conditions as are provided herein or in any award certificate(s), which shall supersede any conflicting provisions governing Share Awards provided under the Plan.

d)The Corporation shall pay or reimburse the Executive for all reasonable out-of-pocket expenses actually incurred or paid by the Executive in the course of his employment, consistent with the Corporation’s policy for reimbursement of expenses from time to time.

e)The Executive shall be entitled to participate in such pension, profit sharing, group insurance, hospitalization, and group health and benefit plans and all other benefits and plans, including perquisites, if any, as the Corporation provides to its senior executives, including group family health insurance coverage which shall be paid by the Corporation (the “Benefit Plans”).

f)The Corporation shall execute and deliver in favor of the Executive an indemnification agreement on the same terms and conditions entered into with the other officers and directors of the Corporation.  Such agreement shall provide for the indemnification of the Executive for the term of his employment.  The Corporation shall maintain directors’ and officers’ insurance during the Term in an amount of not less than Five Million Dollars ($5,000,000).

5.           Termination.

a)This Agreement and the Executive’s employment hereunder shall terminate upon the happening of any of the following events:

I.upon the Executive’s death;

II.upon the Executive’s “Total Disability” (as herein defined);

III.upon the expiration of the Initial Term of this Agreement or any Renewal Term thereof, if either party has provided a timely notice of non-renewal in accordance with Section 3, above;

IV.at the Executive’s option, upon sixty (60) days prior written notice to the Corporation;

V.at the Executive’s option, in the event of an act by the Corporation, defined in Section 5(c), below, as constituting “Good Reason” for termination by the Executive; and

VI.at the Corporation’s option, in the event of an act by the Executive, defined in Section 5(d), below, as constituting “Cause” for termination by the Corporation.

b)For purposes of this Agreement, the Executive shall be deemed to be suffering from a “Total Disability” if the Executive has failed to perform his regular and customary duties to the Corporation for a period of 180 days out of any 360-day period and if before the Executive has become “Rehabilitated” (as herein defined) a majority of the members of the Board, exclusive of the Executive, vote to determine that the Executive is mentally or physically incapable or unable to continue to perform such regular and customary duties of employment. As used herein, the term “Rehabilitated” shall mean such time as the Executive is willing, able and commences to devote his time and energies to the affairs of the Corporation to the extent and in the manner that he did so prior to his Total Disability.

c)For purposes of this Agreement, the term “Good Reason” shall mean that the Executive has resigned due to (i) any diminution of duties inconsistent with Executive’s title, authority, duties and responsibilities

(including, without limitation, a change in the chain of reporting); (ii) any reduction of or failure to pay Executive compensation provided for herein, except to the extent Executive consents in writing to any reduction, deferral or waiver of compensation, which non-payment continues for a period of ten (10) days following written notice to the Corporation by Executive of such non-payment; (iii) any relocation of the principal location of Executive’s employment outside of the States of Virginia without the Executive’s prior written consent; (iv) the consummation of any Change in Control Transaction (as defined below); (vi) any material violation by the Corporation of its obligations under this Agreement that is not cured within thirty (30) days Agreement after receipt of written notice thereof from the Executive.  For purposes of this Agreement, the term “Change in Control Transaction” means the sale of the Corporation to an un-affiliated person or entity or group of un-affiliated persons or entities pursuant to which such party or parties acquire (i) shares of capital stock of the Corporation representing at least fifty percent (50%) of outstanding capital stock or sufficient to elect a majority of the Board of the Corporation (whether by merger, consolidation, sale or transfer of shares (other than a merger where the Corporation is the surviving corporation and the shareholders and directors of the Corporation prior to the merger constitute a majority of the shareholders and directors, respectively, of the surviving corporation (or its parent)) or (ii) all or substantially all of the Corporation’s assets determined on a consolidated basis.

d)For purposes of this Agreement, the term “Cause” shall mean:

I.conviction of a felony or a crime involving fraud or moral turpitude; or

II.theft, material act of dishonesty or fraud, intentional falsification of any employment or Corporation records, or commission of any criminal act which impairs Executive’s ability to perform appropriate employment duties for the Corporation; or

III.intentional or reckless conduct or gross negligence materially harmful to the Corporation or the successor to the Corporation after a Change in Control Transaction, including violation of a non-competition or confidentiality agreement; or

IV.willful failure to follow lawful and reasonable instructions of the person or body to which Executive reports; or

V.gross negligence or willful misconduct in the performance of Executive’s assigned duties; or

VI.any material breach of this Agreement by Executive.

6.           Effects of Termination.

a)Upon termination of the Executive’s employment pursuant to Section 5(a)(i) or (ii), in addition to the accrued but unpaid compensation and vacation pay through the date of death or Total Disability and any other benefits accrued to him under any Benefit Plans outstanding at such time and the reimbursement of documented, unreimbursed expenses incurred prior to such date, the Executive or his estate or beneficiaries, as applicable, shall be entitled to the following severance benefits: (i) continued provision for a period of twelve (12) months following the Executive’s death of benefits under Benefit Plans extended from time to time by the Corporation to its senior executives; and (ii) payment on a pro-rated basis of any bonus or other payments earned in connection with any bonus plan to which the Executive was a participant as of the date of death or Total Disability.

b)Upon termination of the Executive’s employment pursuant to Section 5(a)(iii), where the Corporation has offered to renew the term of the Executive’s employment for an additional one (1) year period and the Executive chooses not to continue in the employ of the Corporation, the Executive shall be entitled to receive only the accrued but unpaid compensation and vacation pay through the date of termination and any other benefits accrued to him under any Benefit Plans outstanding at such time and the reimbursement of documented, unreimbursed expenses incurred prior to such date. In the event the Corporation tenders a Non-Renewal Notice to the Executive, then the Executive shall be entitled to the same severance benefits as if the Executive’s employment were terminated pursuant to Section 5(a)(v); provided, however, if such Non-Renewal Notice was triggered due to the Corporation’s statement that the Executive’s employment was terminated due to Section 5(a)(vi) (for “Cause”), then payment of severance benefits will be contingent upon a determination as to whether termination was properly for “Cause.”

c)Upon termination of the Executive’s employment pursuant to Section 5(a)(v) or other than pursuant to Section 5(a)(i), 5(a)(ii), 5(a)(iii), 5(a)(iv), or 5(a)(vi) (i.e., without “Cause”), in addition to the accrued but unpaid compensation and vacation pay through the end of the Term or any then applicable extension of the Term and any other benefits accrued to him under any Benefit Plans outstanding at such time and the reimbursement of documented, unreimbursed expenses incurred prior to such date, the Executive shall be entitled to the following severance benefits: (i) a cash payment based on the current scale of Executive’s Base Salary: (x) two months of Base Salary if the termination occurs prior to the six month anniversary of the Effective Date; (y) four months of Base Salary if the termination occurs after the six month anniversary of the Effective Date but prior to the twelve month anniversary of the Effective Date or (z) six months of Base Salary if the termination occurs after the one year anniversary of the Effective Date, to be paid in a single lump sum payment not later than sixty (60) days following such termination, less withholding of all applicable taxes; (ii) continued provision for a period of twelve (12) months after the date of termination of the benefits under Benefit Plans extended from time to time by the Corporation to its senior executives; and (iii) payment on a pro-rated basis of any bonus or other payments earned in connection with any bonus plan to which the Executive was a participant as of the date of the Executive’s termination of employment.  In addition, any options or restricted stock shall be immediately vested upon termination of Executive’s employment pursuant to Section 5(a)(v) or by the Corporation without “Cause”.

d)Upon termination of the Executive’s employment pursuant to Section 5(a)(iv) or (vi), in addition to the reimbursement of documented, unreimbursed expenses incurred prior to such date, the Executive shall be entitled to the following severance benefits: (i) accrued and unpaid Base Salary and vacation pay through the date of termination, less withholding of applicable taxes; and (ii) continued provision, for a period of one (1) month after the date of the Executive’s termination of employment, of benefits under Benefit Plans extended to the Executive at the time of termination.  Executive shall have any conversion rights available under the Corporation’s Benefit Plans and as otherwise provided by law, including the Comprehensive Omnibus Budget Reconciliation Act.

e)Any payments required to be made hereunder by the Corporation to the Executive shall continue to the Executive’s beneficiaries in the event of his death until paid in full.

7.           Vacations. The Executive shall be entitled to a vacation of three (3) weeks per year, during which period his salary shall be paid in full. The Executive shall take his vacation at such time or times as the Executive and the Corporation shall determine is mutually convenient. Any vacation not taken in one (1) year shall accrue, up to a maximum of six (6) weeks’ vacation shall carry over to the subsequent year.

8.           Disclosure of Confidential Information.

a)The Executive recognizes, acknowledges and agrees that he has had and will continue to have access to secret and confidential information regarding the Corporation, its subsidiaries and their respective businesses (“Confidential Information”), including but not limited to, its products, methods, formulas, software code, patents, sources of supply, customer dealings, data, know-how, trade secrets and business plans, provided such information is not in or does not hereafter become part of the public domain, or become known to others through no fault of the Executive.  The Executive acknowledges that such information is of great value to the Corporation, is the sole property of the Corporation, and has been and will be acquired by him in confidence.  In consideration of the obligations undertaken by the Corporation herein, the Executive will not, at any time, during or after his employment hereunder, reveal, divulge or make known to any person, any information acquired by the Executive during the course of his employment, which is treated as confidential by the Corporation, and not otherwise in the public domain. The provisions of this Section 8 shall survive the termination of the Executive’s employment hereunder.

b)The Executive affirms that he does not possess and will not rely upon the protected trade secrets or confidential or proprietary information of any prior employer(s) in providing services to the Corporation or its subsidiaries.

c)In the event that the Executive’s employment with the Corporation terminates for any reason, the Executive shall deliver forthwith to the Corporation any and all originals and copies, including those in electronic or digital formats, of Confidential Information; provided, however, Executive shall be entitled to retain (i) papers and other materials of a personal nature, including, but not limited to, photographs, correspondence, personal diaries, calendars and rolodexes, personal files and phone books, (ii) information showing his compensation or relating to reimbursement of expenses, (iii) information that he reasonably believes may be needed for tax purposes and (iv) copies of plans, programs and agreements relating to his employment, or termination thereof, with the Corporation.

9.           Non-Competition and Non-Solicitation.

a)The Executive agrees and acknowledges that the Confidential Information that the Executive has already received and will receive is valuable to the Corporation and that its protection and maintenance constitutes a legitimate business interest of the Corporation, to be protected by the non-competition restrictions set forth herein. The Executive agrees and acknowledges that the non-competition restrictions set forth herein are reasonable and necessary and do not impose undue hardship or burdens on the Executive. The Executive also acknowledges that the Corporation’s business is conducted worldwide (the “Territory”), and that the Territory, scope of prohibited competition, and time duration set forth in the non-competition restrictions set forth below are reasonable and necessary to maintain the value of the Confidential Information of, and to protect the goodwill and other legitimate business interests of, the Corporation, its affiliates and/or its clients or customers. The provisions of this Section 9 shall survive the termination of the Executive’s employment hereunder for the time periods specified below.

b)The Executive hereby agrees and covenants that he shall not without the prior written consent of the Corporation, directly or indirectly, in any capacity whatsoever, including, without limitation, as an employee, employer, consultant, principal, partner, shareholder, officer, director or any other individual or representative capacity (other than (i) as a holder of less than two (2%) percent of the outstanding securities of a company whose shares are traded on any national securities exchange or (ii) as a limited partner, passive minority interest holder in a venture capital fund, private equity fund or similar investment entity which holds or may hold an equity or debt position in portfolio companies that are competitive with the Corporation; provided however, that the Executive shall be precluded from serving as an operating partner, general partner, manager or governing board designee with respect to such portfolio companies), whether on the Executive's own behalf or on behalf of any other person or entity or otherwise howsoever, during the Term and thereafter to the extent described below, within the Territory.

1.Engage, own, manage, operate, control, be employed by, consult for, participate in, or be connected in any manner with the ownership, management, operation or control of any business whose primary objective is the mining of crypto currencies through the use of various hashing algorithms and specialized hardware.

2.Recruit, solicit or hire, or attempt to recruit, solicit or hire, any employee, or independent contractor of the Corporation to leave the employment (or independent contractor relationship) thereof, whether or not any such employee or independent contractor is party to an employment agreement, for the purpose of competing with the Business of the Corporation;

3.Attempt in any manner to solicit or accept from any customer of the Corporation, with whom Executive had significant contact during Executive’s employment by the Corporation (whether under this Agreement or otherwise), business competitive with the Business done by the Corporation with such customer or to persuade or attempt to persuade any such customer to cease to do business or to reduce the amount of business which such customer has customarily done or might do with the Corporation, or if any such customer elects to move its business to a person other than the Corporation, provide any services of the kind or competitive with the Business of the Corporation for such customer, or have any discussions regarding any such service with such customer, on behalf of such other person for the purpose of competing with the Business of the Corporation; or

4.Interfere with any relationship, contractual or otherwise, between the Corporation and any other party, including, without limitation, any supplier, distributor, co-venturer or joint venturer of the Corporation, for the purpose of soliciting such other party to discontinue or reduce its business with the Corporation for the purpose of competing with the Business of the Corporation.

With respect to the activities described in Paragraphs (1), (2), (3) and (4) above, the restrictions of this Section 9 shall continue during the Employment Period and, upon termination of the Executive’s employment for a period of two (2) years thereafter.

10.           Clawback Rights.  The Annual Bonus, and any and all stock based compensation (such as options and equity awards, including Share Awards) (collectively, the “Clawback Benefits”) shall be subject to “Corporation Clawback Rights” as follows: During the period that the Executive is employed by the Corporation and  upon the termination of the Executive’s employment and for a period of three (3) years thereafter, if there is a restatement of any financial results from which any Clawback Benefits to Executive shall have been determined, Executive agrees to repay any amounts which were determined by reference to any Corporation financial results which were later restated (as defined below), to the extent the Clawback Benefits amounts paid exceed the Clawback Benefits amounts that would have been paid, based on the restatement of the Corporation’s financial information.  All Clawback Benefits amounts resulting from such restated financial results shall be retroactively adjusted by the Compensation Committee to  take into account the restated results, and any excess portion  of  the Clawback Benefits  resulting from such restated results shall be immediately surrendered to the Corporation and if not so surrendered within ninety (90) days of the revised calculation being provided to the Executive by the Compensation Committee following a publicly announced restatement, the Corporation shall have the right to take any and all action to effectuate such adjustment. The calculation of the Revised Clawback Benefits amount shall be determined by the Compensation Committee in good faith and applicable law, rules and regulations.  All determinations by the Compensation Committee with respect to the Clawback Rights shall be final and binding on the Corporation and Executive.  The Clawback Rights shall terminate following a Change of Control, subject to applicable law, rules and regulations. For purposes of this Section 9, a restatement of financial results that requires a repayment of a portion of the Clawback Benefits amounts shall mean a restatement resulting from material non-compliance of the Corporation with any financial reporting requirement under the federal securities laws and shall not include a restatement of financial results resulting from subsequent changes in accounting pronouncements or  requirements which were not in effect on the date the financial statements were originally prepared (“Restatements”).  Additionally, if any material breach of  any agreement by Executive relating to confidentiality, non-competition, non-raid of employees, or non-solicitation of vendors or customers (including, without limitation, Sections 8 or 9 hereof) or if any material breach of Corporation policy or procedures which causes material harm to the Corporation occurs, as determined by the Board in its sole discretion, then the Executive agrees to repay or surrender any Clawback Benefits upon demand by the Corporation and if not so repaid or surrendered within ninety (90) days of such demand, the Corporation shall have the right to take any and all action to effectuate such adjustment.  The parties acknowledge it is their intention that the foregoing Clawback Rights as relates to Restatements conform in all respects to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd Frank Act”) and requires recovery of all “incentive-based” compensation, pursuant to the provisions of the Dodd Frank Act and any and all rules and regulations promulgated thereunder from time to time in effect.  Accordingly, the terms and provisions of this Agreement shall be deemed automatically amended from time to time to assure compliance with the Dodd Frank Act and such rules and regulation as hereafter may be adopted and in effect.

11.           Section 409A.

The provisions of this Agreement are intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and any final regulations and guidance promulgated thereunder (“Section 409A”) and shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  The Corporation and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

To the extent that Executive will be reimbursed for costs and expenses or in-kind benefits, except as otherwise permitted by Section 409A, (a) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, (b) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year; provided that the foregoing clause (b) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (c) such payments shall be made on or before the last day of the taxable year following the taxable year in which you incurred the expense.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination constitutes a “Separation from Service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement references to a “termination,” “termination of employment” or like terms shall mean Separation from Service.

Each installment payable hereunder shall constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b), including Treasury Regulation Section 1.409A-2(b)(2)(iii).  Each payment that is made within the terms of the “short-term deferral” rule set forth in Treasury Regulation Section 1.409A-1(b)(4) is intended to meet the “short-term deferral” rule.  Each other payment is intended to be a payment upon an involuntary termination from service and payable pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii), et. seq., to the maximum extent permitted by that regulation, with any amount that is not exempt from Code Section 409A being subject to Code Section 409A.

Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination, then only that portion of the severance and benefits payable to Executive pursuant to this Agreement, if any, and any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”), which (when considered together) do not exceed the Section 409A Limit (as defined herein) may be made within the first six (6) months following Executive’s termination of employment in accordance with the payment schedule applicable to each payment or benefit.  Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit otherwise due to Executive on or within the six (6) month period following Executive’s termination will accrue during such six (6) month period and will become payable in one lump sum cash payment on the date six (6) months and one (1) day following the date of Executive’s termination of employment.  All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following termination but prior to the six (6) month anniversary of Executive’s termination date, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit.

For purposes of this Agreement, “Section 409A Limit” will mean a sum equal (x) to the amounts payable prior to March 15 following the year in which Executive terminations plus (y) the lesser of two (2) times: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during the Corporation’s taxable year preceding the Corporation’s taxable year of Executive’s termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any IRS guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s employment is terminated.

12.           Miscellaneous.

a)The Executive acknowledges that the services to be rendered by him under the provisions of this Agreement are of a special, unique and extraordinary character and that it would be difficult or impossible to replace such services. Accordingly, the Executive agrees that any breach or threatened breach by him of Sections 8 or 9 of this Agreement shall entitle the Corporation, in addition to all other legal remedies available to it, to apply to any court of competent jurisdiction to seek to enjoin such breach or threatened breach. The parties understand and intend that each restriction agreed to by the Executive hereinabove shall be construed as separable and divisible from every other restriction, that the unenforceability of any restriction shall not limit the enforceability, in whole or in part, of any other restriction, and that one or more or all of such restrictions may be enforced in whole or in part as the circumstances warrant. In the event that any restriction in this Agreement is more restrictive than permitted by law in the jurisdiction in which the Corporation seeks enforcement thereof, such restriction shall be limited to the extent permitted by law. The remedy of injunctive relief herein set forth shall be in addition to, and not in lieu of, any other rights or remedies that the Corporation may have at law or in equity.

b)Neither the Executive nor the Corporation may assign or delegate any of their rights or duties under this Agreement without the express written consent of the other; provided however that the Corporation shall have the right to delegate its obligation of payment of all sums due to the Executive hereunder, provided that such delegation shall not relieve the Corporation of any of its obligations hereunder.

c)This Agreement constitutes and embodies the full and complete understanding and agreement of the parties with respect to the Executive’s employment by the Corporation, supersedes all prior understandings and agreements, whether oral or written, between the Executive and the Corporation, and shall not be amended, modified or changed except by an instrument in writing executed by the party to be charged. The invalidity or partial invalidity of one or more provisions of this Agreement shall not invalidate any other provision of this Agreement. No waiver by either party of any provision or condition to be performed shall be deemed a waiver of similar or dissimilar provisions or conditions at the same time or any prior or subsequent time.

d)This Agreement shall inure to the benefit of, be binding upon and enforceable against, the parties hereto and their respective successors, heirs, beneficiaries and permitted assigns.

e)The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

f)All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, sent by registered or certified mail, return receipt requested, postage prepaid, or by private overnight mail service (e.g. Federal Express) to the party at the address set forth above or to such other address as either party may hereafter give notice of in accordance with the provisions hereof. Notices shall be deemed given on the sooner of the date actually received or the third business day after sending.

g)This Agreement shall be governed by and construed in accordance with the internal laws of the State of Virginia without reference to principles of conflicts of laws and each of the parties hereto irrevocably consents to the jurisdiction and venue of the federal and state courts located in the State of Virginia.

h)This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one of the same instrument. The parties hereto have executed this Agreement as of the date set forth above.

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CORPORATION:

BITFRONTIER CAPITAL HOLDINGS, INC. f/k/a PURIO, INC.

______________________________

Name: Spencer Payne

Title: President, CEO, CFO, Secretary and Chairman of the Board

EXECUTIVE: SPENCER B. PAYNE

_______________________________